December 19, 2019

Brad Domitrovitsch
Chief Executive Officer
American Energy Partners, Inc.
1275 Glenlivet Drive
Suite 100
Allentown, PA 18106

       Re: American Energy Partners, Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed December 11, 2019
           File No. 024-11091

Dear Mr. Domitrovitsch:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed on December 11, 2019

Financial Statements
Notes to the Consolidated Financial Statements (unaudited) - September 30, 2019 and 2018
Note 9. Financial Statements of Acquisition (unaudited), page F-44

1. We note your response and the revised disclosure provided in response to prior comment
       1. However, we reissue our prior comment as it does not appear that you have provided the required financial statements. Please provide historical financial statements and pro forma financial information for Hickman Geological Consulting, LLC. Refer to Part F/S
       (b)(7)(iii) and (b)(7)(iv) of Form 1-A.

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its
 Brad Domitrovitsch
American Energy Partners, Inc.
December 19, 2019
Page 2

compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or
Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja
A. Majmudar,
Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                          Sincerely,
FirstName LastNameBrad Domitrovitsch
                                                          Division of
Corporation Finance
Comapany NameAmerican Energy Partners, Inc.
                                                          Office of Energy &
Transportation
December 19, 2019 Page 2
cc:       Peter DiChiara
FirstName LastName